Austrian

RECEIVED

2005 DEC 28 A 9:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05013535

SUPPL

December 16, 2005

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

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Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

0496

Austrian

December 16, 2005

Ad-hoc Release

EXCLUSIVE NEGOTIATIONS UNDERWAY WITH BEST BIDDER FOR AIREST

Within the framework of the bidding process for the sale of Airest GmbH, the Board of Management of Austrian Airlines AG has decided to enter into exclusive negotiations with the SAVE Group from Italy. An extensive selection process was conducted together with the investment bank CA-IB, from which the SAVE Group emerged as the best bidder.

The assessment of the numerous attractive bids was conducted in accordance with financial and qualitative criteria, as well as taking into account the potential for future development of Airest. These exclusive negotiations to finalise the contractual details are expected to result in the transaction reaching a conclusion in the first quarter of 2006. Both companies have agreed that the transaction shall remain confidential until that point.

Rückfragehinweise / For further information

SAVE, Head of PR-Department: Dottoressa Federica Bonanome, Tel: +39 041 2606233, mailto:fbonanome@veniceairport.it

Investor Relations, Austrian Airlines, Dr. Prisca Havranek-Kosicek, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, mailto:prisca.havranek-kosicek@aua.com

Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com / mailto:livia.dandrea-boehm@aua.com / mailto:patricia.strampfer@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-05-23e (Airest-Save).doc